

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 15, 2008

Lecil E. Cole
Chairman of the Board of Directors,
Chief Executive Officer and President
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, CA 93060

> **Re:** **Calavo Growers, Inc.**
> **Form 10-K for fiscal year ended October 31, 2007**
> **Filed January 14, 2008**
> **File No. 000-33385**

Dear Mr. Cole:

We have completed our review of your Form 10-K and your letter dated May 6, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director